Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of InterXion Holding N.V.:

We consent to the use of our report dated April 8, 2014, with respect to the consolidated statements of financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2013, 2012 and 2011, and the related consolidated income statements, and consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference.

/s/ KPMG Accountants N.V.

Rotterdam, The Netherlands

June 2, 2014